November 17, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                             REQUEST FOR ACCELERATION OF EFFECTIVENESS
Cnova N.V. (CIK No. 0001609653)
Registration Statement on Form F-1 (File No. 333-196521)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cnova N.V. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-196521), as amended, to 4:00 p.m., Eastern Time, on Wednesday, November 19, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact Joshua Kiernan +44 20 7532-1408 or Andrew Weisberg at (212) 819-8980 of White & Case LLP, counsel to the Company.

[Remainder of Page Intentionally Blank]

Sincerely,

CNOVA N.V.

By:	/s/ Vitor Fagá de Almeida
	Name:	Vitor Fagá de Almeida
	Title:	Executive Vice President and Chief
Financial Officer

Signature Page to Company Acceleration Request